

March 21, 2014

Via E-mail
Jacques P. Vachon
Chief Legal Officer
Resolute Forest Products Inc.
111 Duke Street
Suite 5000
Montréal, Québec Canada H3C 2M1

> **Re:** **Resolute Forest Products Inc.**
> **Registration Statement on Form S-4**
> **Filed March 3, 2014**
> **File No. 333-194285**

Dear Mr. Vachon:

We have limited our review of your registration statement to the issue we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed March 3, 2014

Incorporation of Certain Documents by Reference, page 94

1. We note that you have incorporated by reference your annual report on Form 10-K for the fiscal year ended December 31, 2013. However, the Form 10-K incorporates by reference its Part III information from your definitive proxy statement, which is not yet filed. Prior to requesting effectiveness of this registration statement, please either file the definitive proxy statement or include the Part III information in an amended Form 10-K. Refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations, at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or Laura Nicholson, Staff Attorney, at (202) 551-3584, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Patrick W. Macken